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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

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                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                December 5, 2002

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                      TELE CELULAR SUL PARTICIPACTES, S.A.
             (Exact name of registrant as specified in its charter)

                        TELE CELLULAR SUL HOLDING COMPANY
                        ---------------------------------
                 (Translation of registrant's name into English)


                     RUA COMENDADOR ARAUJO, 299 - 3(0) ANDAR
                         80420-000 CURITIBA, PR, BRAZIL

                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      Form 20-F   [X]      Form 40-F   [ ]

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes      [ ]         No       [X]

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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                      TELE CELULAR SUL PARTICIPACTES, S.A.

                                TABLE OF CONTENTS


     ITEM
     ----

      1. Press Release entitled "Tele Celular Sul Participacoes S.A. Extraordinary Shareholders' Meeting" dated December 5, 2002
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                                                                          Item 1



                             [TELE CELULAR SUL LOGO]
                               INVESTOR RELATIONS


         CONTACT

                PAULO ROBERTO CRUZ COZZA
                Chief Financial Officer and Director of Investor Relations

                JOANA DARK FONSECA SERAFIM
                Investor Relations
                55 (41) 312-6862
                jserafim@timsul.com.br

                RAFAEL J. CARON BOSIO
                Investor Relations
                55 (41) 9976-0668
                rbosio@timsul.com.br

                WEBSITE
                http://tsu.infoinvest.com.br/index_eng.asp

                       TELE CELULAR SUL PARTICIPACOES S.A.
                             ANNOUNCES EXTRAORDINARY

                              SHAREHOLDERS' MEETING

CURITIBA, DECEMBER 05, 2002 - Tele Celular Sul Participacoes S.A. (NYSE: TSU;
BOVESPA: TCLS3;TCLS4) ("TSU" or "The Company"), the holding company of Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., leading providers of cellular telecommunications services in southern Brazil, informs that the Company has published convocation for Extraordinary Shareholders' Meeting to be held at the Company's headquarters. The meeting will be held on December 20, 2002 at 10:00 a.m - Brazilian Time. The meeting will be held to elect a Board of Director's member, due to resignation of former member. Proxies must be filed at the Company's headquarter, no later than 48 hours before the Meeting is held.

Tele Celular Sul Participacoes S.A. shareholders whose shares are held by the fungible custody of registered shares on the stock exchange wishing to attend the meeting must present a certificate stating their holdings. The certificate must be issued by a custodial agent and must be presented no later than 2 (two) days before the Meetings.


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       http://tsu.infoinvest.com.br   [BOVESPA LOGO]   [TSU LISTED NYSE]
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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TELE CELULAR SUL PARTICIPACTES, S.A.


Date:  December 5, 2002                By:  /s/ Paulo Roberto Cruz Cozza
                                            ------------------------------------
                                            Name:   Paulo Roberto Cruz Cozza
                                            Title:  Chief Financial Officer